U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Henslee                              Gregory                 L.
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   (Last)                            (First)              (Middle)

233 S. Patterson Ave.
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                                    (Street)

Springfield                          MO                     65802
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

O'Reilly Automotive, Inc.  (ORLY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Co-President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            Code         -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code   V                     (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                      12/31/02       J               259         A      $12.84375
Common Stock                                                                                     9,910(1)       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          Various        J               221         D               1,810(3)       I         401(k)Plan
------------------------------------------------------------------------------------------------------------------------------------
                                      12/31/02       J               259         D      $12.84375
Common Stock                                                                                         0(2)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1999
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       3,082         I        By
                                                                                                                          employee
                                                                                                                          stock
                                                                                                                          purchase
                                                                                                                          plan
                                                                                                                          trustee
------------------------------------------------------------------------------------------------------------------------------------

(1) Direct ownership increased by 259 shares that were released on December 31, 2002 from the 1999 Performance Incentive Plans Escrow.

(2) Final release of shares held in escrow for 1999 Performance Incentive Plan took place on December 31, 2002. These shares are now reflected in the direct ownership (see footnote 1).

(3)  12/31/2002 change in computed shares for 401K plan.

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $21.3125                                 8/5/00(1)  8/4/09  Stock                      37,500    D
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Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $18.75                                   8/10/99(1) 8/9/08  Stock                       7,500    D
------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $12.25                                   12/1/98(1) 12/1/07 Stock                       7,500    D
------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $26.51                                   6/14/02(1) 6/14/10 Stock                       30,000   D

----------

(1) The derivative securities disclosed in Table II above are 25% exercisable 1 year after grant; 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant.

====================================================================================================================================

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.


/s/Gregory L. Henslee                                           02/13/03
---------------------------------------------            -----------------------
Gregorly L. Henlsee                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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